UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 5, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 5 February 2020 entitled ‘TRADING UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2019’.

Trading update for the quarter ended 31 December 2019

5 February 2020

Highlights

•                  Continued organic service revenue growth in Q3, up 0.8%* (Q2: 0.7%*).

•                  Similar performance in Europe (Q3: -1.4%*, Q2: -1.4%*), with ongoing recovery in Spain and acceleration in the UK offset by a tougher prior year comparison in Italy. Retail revenues grew in Germany, supported by strong cable broadband net adds.

•                  Good growth in Rest of the World (Q3: 9.1%*, Q2: 8.9%*) as continued recovery in South Africa was partially offset by lower growth in Turkey.

•                  Good progress on strategic priorities during the quarter:

•                  Deepening customer engagement: Europe mobile contract churn declined year-on-year for a fifth successive quarter, supporting 0.51 million mobile contract net additions. Over 0.4 million NGN broadband net additions in Europe. First in Europe to make Amazon Web Services ultra-low latency mobile edge computing available over our 5G networks.

•                  Radical simplification and digital transformation: 3.0 million Consumer customers on simplified speed-tiered unlimited data plans. On track to achieve the €0.4 billion net opex reduction target in Europe for FY20.

•                  Improving asset utilisation: Further progress on mobile network sharing. Detailed talks with Deutsche Telekom in Germany to address ‘grey spots’, exclusive talks with NOS in Portugal.

•                  Towers monetisation: On track to operationalise our European TowerCo by May 2020 with senior management now appointed. INWIT merger in Italy notified to the EC, decision due by end of February.

•                  Portfolio management: MoU in relation to the sale of our 55% shareholding in Vodafone Egypt for €2.2 billion, implying a September FY20 LTM multiple of 7.0x adjusted EBITDA. Agreement to sell Vodafone Malta for €250 million.

•                  Full year guidance reiterated: adjusted EBITDA of €14.8-15.0 billion, free cash flow (pre-spectrum) of around €5.4 billion.

	Quarter ended 31 December
	2019	2018	Reported growth
		(restated)[2]
	€m	€m	%
Group revenue	11,750	10,998	+6.8
Europe	8,970	8,148	+10.1
Rest of the World	2,479	2,548	(2.7)

	2019	2018	Organic growth*
		(re-presented)[3]
Alternative performance measures[4]	€m	€m	%
Group service revenue	9,733	9,153	0.8
Europe	7,586	6,953	(1.4)
Rest of the World	2,053	2,105	+9.1

Nick Read, Group Chief Executive, commented:

“I am pleased with the pace at which we have executed our commercial and strategic priorities, which has allowed us to maintain our momentum in the quarter. Competition in Europe remains challenging, primarily in the value segment, however we continued to improve customer loyalty and to grow in broadband, and we achieved good growth in Africa. We expect a further gradual improvement in service revenue growth in Q4, led by Europe.

We have recently announced the proposed sale of our stake in Vodafone Egypt, which simplifies the Group into two scaled regional platforms — Europe and sub-Saharan Africa — and reduces our net debt. We have also appointed the senior management team for our European TowerCo, and we are preparing for a potential IPO in early 2021.”

OPERATING REVIEW

Strategic progress

During Q3 the Group made good progress on its key priorities for the year ahead.

Deepening customer engagement: selling ‘one more product’, lowering churn

We aim to deepen customer engagement in all of our customer segments by selling additional products, particularly fixed and convergent products in Europe and financial services in Africa, contributing to revenue growth and a reduction in churn. We are making good progress, with an encouraging 0.85 percentage point year-on-year reduction in Europe mobile contract churn during Q3, reaching 15.0%5. This is the fifth quarter in a row in which Europe mobile contract churn has declined year-on-year.

We continue to see a significant opportunity to increase sales of multi-product bundles, especially in fixed line where we have Europe’s largest NGN footprint and relatively low customer penetration. Including VodafoneZiggo, we had 24.7 million fixed broadband customers, 21.0 million NGN customers, 7.0 million converged customers and 22.0 million TV customers in Europe at the end of the period. Excluding VodafoneZiggo, we added 204,000 broadband customers, 417,000 NGN customers, 142,000 converged customers and 47,000 TV customers during the quarter.

In mobile, we have now launched 5G in seven European markets. Our new speed-tiered unlimited mobile data plans are available in seven markets, meeting customer demands for ‘worry-free’ data usage and creating opportunities for ARPU growth. We reached an unlimited Consumer customer base of 3.0 million SIMs at the end of the period. Reflecting the success of our unlimited plans, data volumes on our mobile networks continued to grow strongly in Europe in Q3, rising by 45%. Average smartphone usage for our overall customer base increased to 4.5 GB/month (+1.2 GB year-on-year).

Digital first: a systematic transformation of our operating model

We have a clear ambition to strengthen our differentiation and to lead the industry in capturing the benefits of digital. We are systematically transforming our customer-facing operations, supported by leading automation, artificial intelligence and IT capabilities, in order to fundamentally improve the customer experience and to structurally reduce our cost base over a multi-year period.

We are making good progress on reducing our operating costs, and have now executed the actions required to meet our target to reduce net operating expenses for Europe and Common Functions by €0.4 billion in the current financial year. We remain on track to meet our target of a net operating expense reduction in Europe and Common Functions of at least €1.2 billion by FY21 compared to FY18 on an absolute organic basis. We will provide an updated multi-year cost reduction plan at our full year results in May.

Improving asset utilisation

We aim to improve the utilisation of all of the Group’s assets as part of our focus on improving returns on capital.

We are progressing well on integrating the acquired Liberty Global assets in Germany and CEE and are confident that we will deliver the €535 million of targeted annual cost and capex savings by the fifth full year post completion. We have launched convergent offers in all four markets, and are encouraged by the uptake. In Germany we have already delivered our internal DSL migration targets for FY20, we will rebrand Unitymedia stores from February and are preparing to harmonise our commercial propositions in the spring.

We continue to make good progress on our plans to share mobile networks in Europe. These agreements will help us to improve network coverage, lower our environmental impact and reduce operating costs, and support our co-leading network quality:

•             In November, we signed a letter of intent in Germany with Deutsche Telekom and Telefonica Deutschland to co-ordinate the set-up and operation of up to 6,000 new sites in rural areas. This cooperation will allow the mobile industry to largely eliminate ‘white spots’ - areas with no mobile coverage by any operator - in sparsely populated regions and along traffic routes, in an economically viable way.

•             Additionally, we are in detailed discussions with Deutsche Telekom about a reciprocal active network sharing agreement for ‘grey spots’ - areas in which only one operator currently has coverage.

•             In February, we announced a Letter of Intent with NOS in Portugal to explore a potential nationwide partnership for mobile network sharing. We have started a period of exclusive negotiations and expect the agreement to be concluded by the end of June.

In December, we were the first telecommunication operator in Europe to announce an agreement with Amazon Web Services (AWS) to support ultra-low latency mobile edge computing services by deploying AWS Wavelength solutions at the edge of Vodafone’s 5G networks, as part of our multi-cloud strategy. Delivering a 5-10 times reduction in latency, the new services will help support artificial intelligence, augmented and virtual reality, video analytics, autonomous vehicles, robotics and drone control, and will generate incremental revenues for the Group.

In January 2020 we restructured our agreement with CityFibre to encourage a faster pace of build and a wider network reach, whilst retaining exclusivity for the first 12 months on a rolling basis. Following CityFibre’s acquisition of FibreNation, we now have the ability to extend these terms across CityFibre’s intended build footprint of 8 million UK homes. This builds on our agreement with Openreach in the UK, which we announced in November, to offer fibre-to-the-home service to 500,000 homes in three cities.

European towers

On 19 December, INWIT’s shareholders approved the planned combination of Vodafone Italy towers with INWIT. On 17 January 2020, we notified the EU Competition Commission about the combination, and we continue to anticipate completion during the first half of 2020.

We remain on track to legally separate our European tower infrastructure into a new organisation, which will be operational by May 2020, and we expect to incorporate it in Germany with its headquarters in Düsseldorf. In November, we appointed Vivek Badrinath as the CEO of our European TowerCo, and in February we announced the appointment of Thomas Reisten as CFO, and Sonia Hernandez as CCO.

We intend to monetise a substantial proportion of our European tower infrastructure, depending on market conditions. We are preparing for a potential IPO of our European TowerCo in early calendar 2021 and are exploring potential monetisation of several individual assets in parallel. We believe that there is significant scope to generate operational efficiencies and increase tenancy ratios across our tower portfolio, and that it will be possible to monetise towers while preserving network differentiation and long-term strategic flexibility.

Portfolio management

We continue to actively manage our portfolio in order to strengthen our market positions, simplify the Group and reduce our financial leverage.

On 29 January, we announced a Memorandum of Understanding with Saudi Telecom Company (“stc”) in relation to a potential sale of Vodafone’s 55% shareholding in Vodafone Egypt to stc for a cash consideration of US$2,392 million (€2,171 million6), implying a September FY20 LTM multiple of 7.0x Adjusted EBITDA and 11.2x Adjusted OpFCF. We intend to enter into a definitive agreement following the completion of due diligence on Vodafone Egypt by stc. The transaction is expected to close by the end of June 2020, subject to regulatory approval.

On 19 December, we announced an agreement to sell Vodafone Malta for a cash consideration equivalent to an Enterprise Value of €250 million, implying FY19 multiples of 7.8x adjusted EBITDA and 13.1x OpFCF. The transaction is conditional on regulatory approval from the Malta Communications Authority, with completion expected in the first quarter of the calendar year.

We have extended the long stop date on our agreement to merge Indus Towers and Bharti Infratel, which is still awaiting regulatory approval from the Department of Telecommunications, having received all other required approvals.

Outlook

At our H1 results in November we updated our financial guidance for FY20 to reflect the acquisition of Liberty Global’s assets in Germany and CEE and the sale of Vodafone New Zealand. As both of these transactions completed on 31 July, our guidance range therefore includes the contribution from the Liberty Global assets and excludes Vodafone New Zealand for the last eight months of FY20.

Trading during the third quarter was in line with management’s expectations underlying the outlook statement for FY20 given at our interim results in November. The Group therefore confirms its expectation that adjusted EBITDA is expected to be in the range of €14.8 — 15.0 billion7, implying around 2-3%* organic adjusted EBITDA growth for the year. Free cash flow generation pre-spectrum is expected to be around €5.4 billion, after all capex, before M&A and restructuring costs, and based on guidance FX rates.

Notes:

1.             Excludes Italy, which is impacted by significant contract to prepaid migrations.

2.             As explained in the Group’s Preliminary Announcement for the year-end 31 March 2019, revenue in prior quarters was revised for the allocation of, and timing of recognition for, equipment and service revenue. Consequently, revenue for the comparative period has been revised compared to amounts previously disclosed in the trading update for the three months ended 31 December 2018. Europe service revenue decreased by €33 million and other service revenue decreased by €19 million, resulting in a total decrease in Group service revenue of €52 million. Other revenue increased by €54 million, resulting in a net increase in revenue of €2 million.

3.             Alternative performance measures for the comparative period were previously disclosed on an IAS 18 basis in the trading update for the three months ended 31 December 2018. The alternative performance measures have been re-presented on an IFRS 15 basis.

4.             Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 13 for further details. All comparative period alternative performance measures have been re-presented on an IFRS 15 basis.

5.             Excludes the impact of inactive data only SIM losses in Italy during Q3.

6.             On a cash and debt free basis, converted from US$ to € at a rate of 0.9076 (as at 27 January 2020).

7.             Based on guidance FX rates and IFRS 15 and IFRS 16 accounting standards.

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity (notably by excluding the disposal of Vodafone New Zealand and the acquired European Liberty Global assets) and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 9 for further details and reconciliations to the respective closest equivalent GAAP measure.

Group

Group revenue increased by €0.8 billion to €11.8 billion, reflecting the contribution from the acquired Liberty Global assets, partially offset by the disposal of Vodafone New Zealand and foreign exchange headwinds of €0.1 billion.

Group organic service revenue increased by 0.8%* (Q2: 0.7%*). Growth in the majority of markets was offset by continued declines in Italy and Spain, reflecting elevated competition in these markets.

	Quarter ended 31 December
			Growth
	2019	2018	Reported	Organic *
		(restated)[1]
	€m	€m	%	%
Service revenue
Europe	7,586	6,953	+9.1	(1.4)
Rest of the World	2,053	2,105	(2.5)	+9.1
Other	117	109
Eliminations	(23)	(14)
Total service revenue	9,733	9,153	+6.3	+0.8
Other revenue	2,017	1,845
Revenue	11,750	10,998	+6.8	+2.4

Note:

1.             See note 2 on page 4 for an explanation of the restatement.

Europe

Total revenue increased by 10.1% reflecting the contribution from the acquired Liberty Global assets. Organic service revenue, which excludes the acquired Liberty Global assets, declined 1.4%* (Q2: -1.4%*) with growth in the UK and Other Europe being offset by declines in Italy and Spain.

	Quarter ended 31 December 2019			Quarter ended 31 December 2018 (re-presented)[1]			Service revenue growth
	Service	Other		Service	Other
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*
	€m	€m	€m	€m	€m	€m	%
Germany	2,883	416	3,299	2,301	355	2,656	—
Italy	1,220	209	1,429	1,284	229	1,513	(5.0)
UK	1,282	443	1,725	1,235	309	1,544	+0.6
Spain	966	112	1,078	1,039	120	1,159	(6.5)
Other Europe	1,265	204	1,469	1,119	184	1,303	+3.0
Eliminations	(30)	—	(30)	(25)	(2)	(27)
Total	7,586	1,384	8,970	6,953	1,195	8,148	(1.4)

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the trading update for the 3 months ended 31 December 2018. These comparative results have been re-presented in the table above on an IFRS 15 basis.

Germany

Service revenue excluding Unitymedia was flat* (Q2: -0.2%*) as solid retail growth was offset by declining wholesale revenues. Retail revenues grew by 1.0%* (Q2: 0.7%*), with continued customer growth partially offset by the impact of international call rate regulation.

Mobile service revenue fell by 2.2%* (Q2: -2.7%*) driven by declines in wholesale and a drag from regulation. Retail revenues excluding regulatory impacts grew 0.4%* (Q2: -0.1%*). We added 160,000 contract customers, supported in part by the success of our GigaCube proposition as well as by our continued good commercial momentum in branded channels. Contract churn reduced by 0.4 percentage points year-on-year to 13.0% in Q3, driven by improved loyalty in our branded base.

Fixed service revenue increased by 2.8%* (Q2: 3.0%*) as good retail growth was partially offset by wholesale declines and accelerating DSL migrations to the Unitymedia cable footprint, which dragged on our organic growth. Retail revenues grew 3.1%* (Q2: 3.4%*). Our commercial momentum including Unitymedia accelerated with 153,000 net cable customer additions in Q3, supported by 52,000 migrations from DSL and successful seasonal campaigns; overall, we added 93,000 broadband customers. We also added 51,000 Consumer converged customers, supported by our GigaKombi proposition, taking our total Consumer converged customer base to 1.5 million. Our TV customer base declined by 73,000, similar to the prior quarter.

Italy

Service revenue declined by 5.0%* (Q2: -3.2%*), with good growth in fixed offset by declines in mobile. The sequential slowdown primarily reflected the lapping of prior year price increases.

Mobile service revenue declined 7.7%* (Q2: -6.5%*). The decline primarily reflected a lower active customer base following the arrival of a new entrant in the prior year. Market mobile number portability (‘MNP’) volumes were lower by 5% year-on-year, reflecting fewer ports between main brands, and our customer outflows following a price increase in the summer moderated during the quarter. However, competition in the low-value segment of the prepaid market remained intense, and our secondary brand ho. continued to grow strongly, reaching 1.6 million active users at the end of the quarter.

Fixed service revenue increased 4.2%* (Q2: 9.1%*) as continued growth in our fixed broadband customer base was partially offset by the lapping of a prior year price increase. We added 35,000 broadband customers in Q3. Our total converged Consumer customer base is now 1.0 million (representing 35% of our broadband base), an increase of 30,000 in the quarter. Through our owned NGN footprint and strategic partnership with Open Fiber we now pass 7.3 million households.

UK

Service revenue increased by 0.6%* (Q2: flat*) with an improved mobile service revenue performance partially offset by greater wholesale declines. International call rate regulation dragged on service revenue growth by 0.5 percentage points.

Mobile service revenue grew 0.6%* (Q2: -0.7%*) supported by a higher customer base and despite an ongoing regulatory drag of 0.7 percentage points (Q2: 0.6 percentage points). Our commercial momentum continued to accelerate, supported by our new range of commercial plans including speed-tiered ‘Vodafone Unlimited’ mobile data propositions and our 5G launch in July. We added 134,000 mobile contract customers in Q3 and had over 2 million customers on the new plans at the end of the period. Contract churn reduced by 0.5 percentage points year-on-year to 14.8% supported by improved Business churn and despite the impact of text-to-switch regulation. We also added 116,000 prepaid customers, supported by our digital sub-brand VOXI.

Fixed service revenue grew 0.5%* (Q2: 2.2%*) supported by continued customer growth in Consumer broadband and higher Business service revenue growth, partially offset by lower wholesale revenues. We added 20,000 broadband customers, lower than in prior quarters as competitive intensity increased.

Spain

Service revenues declined by 6.5%* (Q2: -8.0%*), reflecting a shift in overall market demand towards the value segment and our decision not to renew unprofitable football rights. The improvement in quarterly trends reflected the stabilisation of our customer base over the past two quarters.

Our commercial performance continued to recover in Q3, supported in part by the good performance of our ‘Lowi’ second brand. We added 19,000 mobile contract customers and returned to positive broadband customer growth with 9,000 additions. Our total TV subscriber base grew by 56,000, supported by our new TV and series offers and despite our decision last year not to renew football content rights. Q3 was the first quarter of mobile contract, broadband and TV customer base growth since Q3 FY18.

Although the overall pricing environment remains highly competitive, we continued to see good uptake of our new speed-tiered unlimited plans with 1.8 million customers at the end of Q3. On average, the ARPU of unlimited customers is higher post migrating to the new plans.

Other Europe

Other Europe, which now represents 13.0% of Group service revenue, grew 3.0%* (Q2: 3.3%*). All eight markets grew service revenue in Q3.

In Portugal, service revenue grew by 5.9%* (Q2: 5.3%*), supported by mobile contract customer base growth and fixed customer and ARPU growth. In Ireland, service revenue grew 0.1%* (Q2: 0.9%*), with the slowdown in quarterly trends reflecting increased mobile competition. In Greece, service revenue grew by 1.9%* (Q2: 4.4%*) as growth in prepaid ARPU was partially offset by increased fixed competition.

Rest of the World

Total revenue decreased by 2.7% with organic growth offset by the disposal of Vodafone New Zealand and a 1.0 percentage point drag from foreign exchange movements, particularly with regard to the Egyptian pound. Organic service revenue increased 9.1%*, supported by customer base and data revenue growth.

	Quarter ended 31 December 2019			Quarter ended 31 December 2018 (re-presented)[1]			Service revenue growth
	Service	Other		Service	Other
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*
	€m	€m	€m	€m	€m	€m	%
Vodacom	1,162	290	1,452	1,096	263	1,359	+5.2
Other Markets	891	136	1,027	1,009	180	1,189	+14.5
Total	2,053	426	2,479	2,105	443	2,548	+9.1

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the trading update for the 3 months ended 31 December 2018. These comparative results have been re-presented in the table above on an IFRS 15 basis.

Vodacom

Vodacom Group service revenue grew 5.2%* (Q2: 3.6%*) with trends in South Africa improving and continued strong growth in Vodacom’s International operations.

In South Africa, service revenue increased 4.6%* (Q2: 1.8%*). Service revenue growth was similar to the prior quarter on an underlying basis, as Q2 was impacted by a one-off benefit in the prior year. This growth was achieved despite a weak macroeconomic environment and our pro-active efforts to transform data pricing, which included a 50% reduction in out-of-bundle rates in March 2019 as well as reductions in a number of data bundle prices throughout the year. These efforts are contributing to significant elasticity in usage, with data traffic growth accelerating to 65% year-on-year as customers benefited from improved pricing. We added 140,000 prepaid customers and 35,000 contract customers in the period, taking our total mobile customer base to 48.2 million.

Vodacom’s International operations outside of South Africa grew by 7.4%* (Q2: 9.7%*). Growth remained strong in DRC and Mozambique, but slowed in Tanzania due to increased competition. In total we added 1.7 million customers in Q3, up 8.8% year-on-year to 38.2 million, despite new customer registration requirements in Tanzania.

From January 2020, we were required to bar services to 1.7 million unregistered customers in Tanzania, out of a total customer base of 15.6 million, in line with a government biometric registration deadline. As at 31 January 2020, an additional 5.0 million customer SIMs remained unregistered. We expect to recover the majority of these customers over the coming quarters.

Other Markets - Turkey

Service revenues increased by 17.3%* (Q2: 19.8%*) supported by growing mobile contract ARPU, increased mobile data revenue and fixed line customer base growth. The sequential slowdown in growth reflected the lapping of a prior-year price increase and lower out-of-bundle data revenue.

Other Markets - Egypt

Egypt service revenue grew 13.9%* (Q2: 15.6%*), supported by good customer base growth and increased data usage. The sequential slowdown in growth reflected lower mobile incoming revenue due to foreign exchange movements.

Vodafone Idea - JV

In October, the Supreme Court gave an adverse judgement in the adjusted gross revenue (“AGR”) case against the industry. The outlook for Vodafone Idea Limited (“VIL”) remains critical. VIL is actively seeking various forms of relief from the Indian Government to ensure that the rate and level of payments it makes to the Indian Government is sustainable and it can meet its other commitments as they fall due. In November, the Department of Telecommunications granted a two-year spectrum moratorium to the industry. In January, the Supreme Court rejected the review petition filed by VIL and other industry participants in relation to the AGR judgement. Both VIL and Bharti Airtel Limited have subsequently filed modification petitions, which are expected to be heard imminently, to request the Court to order the Department of Telecommunications to determine a payment schedule in relation to AGR dues and other reliefs.

ALTERNATIVE PERFORMANCE MEASURES

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of alternative performance measures is outlined on pages 231 to 245 of the Group’s annual report for the financial year ended 31 March 2019.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•             It is used for internal performance reporting;

•             It is used in setting director and management remuneration; and

•             It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 2 to 8.

Organic growth

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of IFRS 16 ‘Leases’.

Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that this measure provides useful and necessary information to investors and other interested parties for the following reasons:

•             It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•             It is used for internal performance analysis; and

•             It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

	2019	2018 (re-presented)[1]	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Quarter ended 31 December - Service revenue
Germany	2,883	2,301	25.3	(25.3)	—	—

Mobile service revenue	1,273	1,299	(2.0)	(0.2)	—	(2.2)
Fixed service revenue	1,610	1,002	60.7	(57.9)	—	2.8
Italy	1,220	1,284	(5.0)	—	—	(5.0)

Mobile service revenue	916	993	(7.8)	0.1	—	(7.7)
Fixed service revenue	304	291	4.5	(0.3)	—	4.2
UK	1,282	1,235	3.8	—	(3.2)	0.6

Mobile service revenue	924	890	3.8	—	(3.2)	0.6
Fixed service revenue	358	345	3.8	—	(3.3)	0.5
Spain	966	1,039	(7.0)	0.5	—	(6.5)
Other Europe	1,265	1,119	13.0	(10.0)	—	3.0

Of which: Ireland	209	209	—	0.1	—	0.1
Of which: Portugal	248	234	6.0	(0.1)	—	5.9
Of which: Greece	219	220	(0.5)	2.4	—	1.9
Eliminations	(30)	(25)
Europe	7,586	6,953	9.1	(9.9)	(0.6)	(1.4)
Vodacom	1,162	1,096	6.0	—	(0.8)	5.2

Of which: South Africa	834	795	4.9	—	(0.3)	4.6
Of which: International operations	330	301	9.6	—	(2.2)	7.4
Other Markets	891	1,009	(11.7)	28.0	(1.8)	14.5

Of which: Turkey	481	432	11.3	3.1	2.9	17.3
Of which: Egypt	356	274	29.9	—	(16.0)	13.9
Eliminations	—	—
Rest of the World	2,053	2,105	(2.5)	12.9	(1.3)	9.1
Other	117	109
Eliminations	(23)	(14)
Total service revenue	9,733	9,153	6.3	(4.8)	(0.7)	0.8
Other revenue	2,017	1,845	9.3	1.3	(0.4)	10.2
Revenue	11,750	10,998	6.8	(3.7)	(0.7)	2.4

Quarter ended 31 December
Other growth metrics
Germany - Mobile retail revenue excluding regulatory impact	1,244	1,236	0.6	(0.2)	—	0.4
Germany - Fixed retail revenue	1,560	951	64.0	(60.9)	—	3.1
Germany - Retail revenue	2,791	2,187	27.6	(26.6)	—	1.0

Note:

1.                  The comparative results were previously disclosed on an IAS 18 basis in the trading update for the 3 months ended 31 December 2018. These comparative results have been re-presented in the table above on an IFRS 15 basis.

	2019	2018 (re-presented)[1]	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Quarter ended 30 September - Service revenue
Germany	2,696	2,320	16.2	(16.4)	—	(0.2)

Mobile service revenue	1,289	1,321	(2.4)	(0.3)	—	(2.7)
Fixed service revenue	1,407	999	40.8	(37.8)	—	3.0
Italy	1,226	1,267	(3.2)	—	—	(3.2)

Mobile service revenue	934	999	(6.5)	—	—	(6.5)
Fixed service revenue	292	268	9.0	0.1	—	9.1
UK	1,218	1,231	(1.1)	—	1.1	—

Mobile service revenue	888	905	(1.9)	—	1.2	(0.7)
Fixed service revenue	330	326	1.2	—	1.0	2.2
Spain	978	1,068	(8.4)	0.4	—	(8.0)
Other Europe	1,264	1,141	10.8	(7.6)	0.1	3.3

Of which: Ireland	215	208	3.4	(2.5)	—	0.9
Of which: Portugal	254	241	5.4	(0.1)	—	5.3
Of which: Greece	237	224	5.8	(1.4)	—	4.4
Eliminations	(44)	(36)
Europe	7,338	6,991	5.0	(6.6)	0.2	(1.4)
Vodacom	1,139	1,086	4.9	—	(1.3)	3.6

Of which: South Africa	811	794	2.1	—	(0.3)	1.8
Of which: International operations	329	292	12.7	—	(3.0)	9.7
Other Markets	988	971	1.8	19.5	(4.9)	16.4

Of which: Turkey	499	402	24.1	—	(4.3)	19.8
Of which: Egypt	356	272	30.9	—	(15.3)	15.6
Eliminations	—	—
Rest of the World	2,127	2,057	3.4	8.5	(3.0)	8.9
Other	117	115
Eliminations	(32)	(25)
Total service revenue	9,550	9,138	4.5	(3.2)	(0.6)	0.7
Other revenue	1,736	1,808	(4.0)	(1.7)	(0.1)	(5.8)
Revenue	11,286	10,946	3.1	(3.0)	(0.5)	(0.4)

Quarter ended 30 September
Other growth metrics
Germany - Mobile retail revenue excluding regulatory impact	1,254	1,252	0.2	(0.3)	—	(0.1)
Germany - Fixed retail revenue	1,355	945	43.4	(40.0)	—	3.4
Germany - Retail revenue	2,594	2,197	18.1	(17.4)	—	0.7

Note:

1.                  The comparative results were previously disclosed on an IAS 18 basis in the trading update for the 3 months ended 31 December 2018. These comparative results have been re-presented in the table above on an IFRS 15 basis.

ADDITIONAL INFORMATION

Revenue - Quarter ended 31 December1

Group and Regions	Group		Europe		Rest of the World
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	5,715	5,779	4,028	4,121	1,676	1,654
Mobile incoming revenue	437	462	310	325	139	138
Other service revenue	480	452	317	311	104	86
Mobile service revenue	6,632	6,693	4,655	4,757	1,919	1,878
Fixed service revenue	3,101	2,460	2,931	2,196	134	227
Service revenue	9,733	9,153	7,586	6,953	2,053	2,105
Other revenue	2,017	1,845	1,384	1,195	426	443
Revenue	11,750	10,998	8,970	8,148	2,479	2,548

Operating Companies	Germany		Italy		UK
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,112	1,124	776	852	790	761
Mobile incoming revenue	51	51	74	84	66	68
Other service revenue	110	124	66	57	68	61
Mobile service revenue	1,273	1,299	916	993	924	890
Fixed service revenue	1,610	1,002	304	291	358	345
Service revenue	2,883	2,301	1,220	1,284	1,282	1,235
Other revenue	416	355	209	229	443	309
Revenue	3,299	2,656	1,429	1,513	1,725	1,544

	Spain		Vodacom
	2019	2018	2019	2018
	€m	€m	€m	€m
Mobile customer revenue	561	610	977	942
Mobile incoming revenue	32	32	40	39
Other service revenue	38	38	75	50
Mobile service revenue	631	680	1,092	1,031
Fixed service revenue	335	359	70	65
Service revenue	966	1,039	1,162	1,096
Other revenue	112	120	290	263
Revenue	1,078	1,159	1,452	1,359

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the trading update for the 3 months ended 31 December 2018. These comparative results have been re-presented in the table above on an IFRS 15 basis.

OTHER INFORMATION

Definition of terms

Term	Definition
Adjusted EBITDA

Operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

ARPU	Average revenue per user, defined as customer revenue and incoming revenue, divided by average customers.
Churn	Total gross customer disconnections in the period, divided by the average total customers in the period.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
EC	European Commission.
Europe region	The Group’s region, Europe, which comprises the European operating segments.
Free cash flow (“FCF”)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
IAS 18

International Accounting Standard 18 “Revenue”. The previous revenue accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2018.

IFRS 15	International Financial Reporting Standard 15 “Revenue”. The accounting policy adopted on 1 April 2018.
IFRS 16	International Financial Reporting Standard 16 “Leases”. The accounting policy adopted on 1 April 2019.
Incoming revenue	Comprises revenue from termination rates from voice and messaging to Vodafone customers.
Internet of Things (“IoT”)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (“NGN”)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 ‘Leases’.

Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta.
Other Markets	Other Rest of the World markets include Turkey, Egypt and Ghana.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Rest of the World (“RoW”) region	The Group’s region, Rest of the World, which comprises Vodacom, Turkey and Other Markets operating segments.
RGUs	Revenue Generating Units describes the average number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes:

1.                      All figures in this trading update are unaudited.

2.                      References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech Mark, Vodafone Broken Speech Mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.

3.                      All growth rates reflect a comparison to the three months ended 31 December 2018 unless otherwise stated.

4.                      References to “Q2” and “Q3” are to the three months ended 30 September 2019 and 31 December 2019, respectively, unless otherwise stated. References to “half year”, “first half” or “H1” are to the six months ended 30 September 2019 unless otherwise stated. References to the “year”, “financial year” or “2020 financial year” are to the financial year ending 31 March 2020 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2019 unless otherwise stated.

5.                      Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.                      Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spreadsheet available at vodafone.com/investor.

7.                      This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA, free cash flow pre-spectrum, operating expenses and financial leverage for the financial year ending 31 March 2020; prospects for the 2020 financial year; operating expenses for the financial year ending 31 March 2021; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, sharing infrastructure and its benefits, sharing mobile networks in Europe and the expansion of NGN broadband within Vodafone’s European footprint; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including in respect of the Group’s sale of its 55% shareholding in Vodafone Egypt and the sale of Vodafone Malta, and the LTM adjusted EBITDA and Adjusted OpFCF multiples therefrom, the operationalisation of European TowerCo and the INWIT merger, and the integration of the acquired European Liberty Global assets and the VodafoneZiggo joint venture; the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G, 4G and 5G allocations and realise expected synergies and benefits associated with 3G, 4G and 5G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2019. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
ir@vodafone.co.uk	www.vodafone.com/media/contact

Copyright © Vodafone Group 2020

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 5, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary